Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 33 - 2010

November 4, 2010

FOR IMMEDIATE RELEASE

AURIZON REPORTS 80.8 METRES AT 1.21 GRAMS OF GOLD PER TONNE, INCLUDING 11.06 GRAMS OF GOLD PER TONNE OVER 3.6 METRES AT MARBAN

Aurizon Mines Ltd. (TSX:ARZ) (“Aurizon”) is pleased to announce results from the first thirteen (13) drill holes at the Marban Block property, located in the Malartic gold camp, in the Abitibi region of Quebec.

Significant intersections include:

•

11.89 grams of gold per tonne over 2.4 metres (MB-10-104),

•

5.13 grams of gold per tonne over 6.0 metres (MB-10-106),

•

80.8 metres averaging 1.21 grams of gold per tonne, including 11.06 grams of gold per tonne over 3.6 metres (MB-10-107),

•

7.81 grams of gold per tonne over 4.3 metres (MB-10-110), and

•

33.19 grams of gold per tonne over 2.4 metres (MB-10-117).

The drill holes were collared within the central portion of the Marban gold deposit and tested the entire width of the Marban Mine Sequence from surface to a vertical depth of 300 metres.  The Mine Sequence, consisting of deformed mafic volcanic rocks, is approximately 250 metres wide in this area and hosts several important sulphide and gold mineralised shear zones extending along a 1.3 kilometre strike length.  The results from the initial thirteen (13) holes at Marban are encouraging and confirm the potential for both bulk tonnage gold mineralisation and higher-grade ore shoots at shallow depths.

Aurizon Option

Aurizon can earn up to a 65% interest in the Marban Block property under the terms of an option and joint venture agreement dated July 5, 2010 between the Company and NioGold Mining Corporation (“NioGold”).  The initial 50% interest can be earned by incurring expenditures of C$20 million over three years, completing an updated NI 43-101 compliant mineral resource estimate, and by making a resource payment for 50% of the total gold ounces defined by the mineral resource estimate.  NioGold is the project operator during the initial earn-in period (see Aurizon news release dated July 6, 2010).

The first year program under the terms of the option agreement includes 50,000 metres of diamond drilling.  The program is mainly directed at better defining and increasing the near surface gold mineral resources at the Marban and Norlartic deposits of the Marban Block.  The Marban Block includes the Gold Hawk, First Canadian, Norlartic and Marban properties and consists of forty-two (42) mining claims and three (3) mining concessions covering 976 hectares in the heart of the Malartic gold mining camp, Abitibi region, Quebec (see Aurizon news release dated July 6, 2010).  Two drill rigs are currently in operation on the Marban deposit of the Marban Block.

Aurizon Mines Ltd.

News Release – November 4, 2010

Aurizon Reports 80.8 Metres at 1.21 Grams of Gold Per Tonne, Including 11.06 Grams of Gold Per Tonne over 3.6 Metres at Marban

Assay results are summarized in the table below.

Marban 2010 Drilling Results

Hole #	Line	Station	Az	Dip	Depth	From (metres)	To (metres)	Length (metres)	Grade (grams of gold per tonne )	Zone(s)

MB-10-102	0+50 W	0+75 S	N180°	-45°	225.0	45.0	46.2	1.2	5.14	2
						144.0	168.5	24.5	0.73	A-T
					including	160.5	168.5	8.0	1.78	T
MB-10-103	0+50 W	1+45 S	N180°	-45°	179.0	99.0	100.2	1.2	4.08	T
MB-10-104	0+45 W	0+13 S	N180°	-47°	304.0	124.3	126.1	1.8	2.01	E
						160.8	163.2	2.4	11.89	D1
MB-10-105	0+50 W	1+45 N	N180°	-45°	304.0	203.4	221.5	18.1	1.32	E-Z
						265.7	266.9	1.2	7.46	D1
						283.1	304.0	20.9	1.36	B-C
					including	286.7	287.9	1.2	13.05	B
MB-10-106	0+50 W	2+15 N	N180°	-45°	444.0	224.7	225.9	1.2	6.40	2
						254.3	277.6	23.3	1.86	E-Z
					including	274.0	275.2	1.2	28.80	E
						303.1	317.2	14.1	2.47	D1
					including	309.1	315.1	6.0	5.13	D1
						353.5	374.0	20.5	1.89	C
					including	361.9	367.2	5.3	4.30	C1
						385.7	418.9	33.2	1.22	A-T
					including	398.9	407.0	8.1	2.31	T
MB-10-107	0+50 E	2+35 N	N180°	-55°	513.0	287.2	368.0	80.8	1.21	B-D1-E-X
					including	323.6	327.2	3.6	11.06	D1
						378.6	391.0	12.4	0.44	C2
						427.9	460.8	32.9	0.42	C1-A-T
MB-10-110	0+00	0+40 S	N180°	-50°	253.0	202.0	206.3	4.3	7.81	T
MB-10-111	0+50 E	0+80 S	N180°	-55°	275.0	48.3	49.5	1.2	6.51	2
						140.8	191.5	50.7	0.56	A-B-C-D1-T
					including	179.4	189.4	10.0	1.64	T
MB-10-112	0+50 E	1+40 S	N180°	-55°	224.5	147.2	150.8	3.6	2.03	T
MB-10-113	1+00 E	0+75 S	N180°	-55°	231.0	101.0	102.0	1.0	4.56	E
						203.3	214.6	11.3	0.61	T
MB-10-114	0+50 E	1+05 N	N180°	-56°	374.0	267.0	310.2	43.2	0.35	B-C1-C2
						334.1	361.4	27.3	0.74	T
					including	335.3	336.1	0.8	4.44	T
					including	353.6	356.0	2.4	3.11	T
MB-10-115	0+50 E	0+20 S	N180°	-55°	228.6	178.8	194.4	15.6	1.26	C-D1
					including	187.0	193.2	6.2	2.45	C
MB-10-117	0+02 W	0+43 N	N180°	-52°	248.0	115.0	117.4	2.4	33.19	2

*Results for holes MB-10-108 and 109 are pending.  Hole MB-10-116 was abandoned at 71 metres depth due to drilling   difficulties.

Aurizon Mines Ltd.

News Release – November 4, 2010

Aurizon Reports 80.8 Metres at 1.21 Grams of Gold Per Tonne, Including 11.06 Grams of Gold Per Tonne over 3.6 Metres at Marban

Quality Control and Qualified Person

Reported intervals are in core lengths but are anticipated to approximate true width, except where structural complexities occur, as the holes were drilled nearly perpendicular to the principal local structural orientation.

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes of the mineralised zones.  The core was sealed and delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site.  The core was photographed for reference, logged and mineralised sections were sawed in half.  Sample lengths vary between 0.5 to 1.5 metres.  Half core samples were bagged, sealed and delivered to ALS Chemex in Val-d’Or, Quebec, an accredited laboratory.  The remaining core is stored on site for reference.  Samples were assayed by the fire-assay method using an atomic absorption finish on a 50 gram pulp split.  A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results.  The QA/QC program includes the insertion of standards, blanks and field duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 grams of gold per tonne by the fire-assay method using a gravimetric finish.  As well, pulps grading above 0.5 grams of gold per tonne are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

Information of a scientific or technical nature in this news release has been reviewed by Martin Demers, P. Geo, Manager, Exploration, a Qualified Person as defined by National Instrument 43-101.

Additional Information

The attached sketch shows the geological context of the Marban Block property, the position of the drill holes and a plan view of the Marban deposit.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.

1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com

Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.

News Release – November 4, 2010

Aurizon Reports 80.8 Metres at 1.21 Grams of Gold Per Tonne, Including 11.06 Grams of Gold Per Tonne over 3.6 Metres at Marban

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Marban Block property.  Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve. However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.